Exhibit 99.2

MONDAY.COM LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2026

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$853,402	$1,503,149
Marketable securities	219,353	162,308
Accounts receivable - net of allowance for credit losses of $390 and $889 as of June 30, 2026 (unaudited) and December 31, 2025, respectively	32,888	30,552
Prepaid expenses and other current assets	104,578	93,055
Total current assets	1,210,221	1,789,064
Property and equipment, net	50,299	53,888
Operating lease right-of-use assets	202,865	149,149
Deferred tax assets, net	54,273	58,682
Other long-term assets	89,182	55,817
Goodwill	9,851	-
Intangible assets, net	3,228	-
Total long-term assets	409,698	317,536
Total assets	$1,619,919	$2,106,600

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$62,934	$45,001
Accrued expenses and other current liabilities	247,845	234,377
Deferred revenue, current	451,577	409,677
Operating lease liabilities, current	27,512	25,819
Total current liabilities	789,868	714,874
Operating lease liabilities, non-current	209,976	142,948
Deferred revenue, non-current	2,100	1,942
Total long-term liabilities	212,076	144,890
Total liabilities	1,001,944	859,764
COMMITMENTS AND CONTINGENCIES (NOTE 12)
SHAREHOLDERS' EQUITY:
Ordinary shares, no par value – Authorized: 99,999,999 shares as of June 30, 2026 (unaudited) and December 31, 2025; Issued and Outstanding: 42,274,119 and 51,160,822 as of June 30, 2026 (unaudited) and December 31,2025, respectively	-	-
Founders’ shares no par value: Authorized: 1 share as of June 30, 2026 (unaudited), and December 31, 2025; Issued and Outstanding: 1 share as of June 30,2026 (unaudited), and December 31, 2025	-	-
Additional paid-in capital	1,012,909	1,662,029
Accumulated other comprehensive income	6,862	18,097
Accumulated deficit	(401,796)	(433,290)
Total shareholders’ equity	617,975	1,246,836
Total liabilities and shareholders’ equity	$1,619,919	$2,106,600

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2026	2025
	(Unaudited)
Revenue	$715,886	$581,264
Cost of revenue	80,785	59,978
Gross profit	635,101	521,286
OPERATING EXPENSES
Research and development	191,327	156,424
Sales and marketing	327,797	294,310
General and administrative	76,331	72,307
Restructuring charges	21,436	-
Total operating expenses	616,891	523,041
Operating income (loss)	18,210	(1,755)
Financial income, net	17,336	31,749
Income before income taxes	35,546	29,994
Income tax expense	(4,052)	(996)
Net income	$31,494	$28,998

Net income per share attributable to ordinary shareholders, basic	$0.69	$0.57

Net income per share attributable to ordinary shareholders, diluted	$0.67	$0.55

Weighted-average ordinary shares used in calculating net income per ordinary share, basic	45,898,551	51,196,507

Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	46,752,399	53,149,561

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
	(Unaudited)
Net income	$31,494	$28,998
Other comprehensive income (loss):
Change in unrealized losses on marketable securities
Unrealized losses arising during the period, net of tax	(1,448)	(46)
Losses (gains) reclassified into earnings	-	-
Change in unrealized gains on cash flow hedges
Unrealized gains arising during the period, net of tax	12,024	24,004
Gains reclassified into earnings	(21,811)	(4,163)
Net current-period other comprehensive income (loss)	(11,235)	19,795
Comprehensive income	$20,259	$48,793

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Number of Founders’ Shares	Number of Ordinary shares	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (*)	Accumulated Deficit	Shareholders’ equity
Balance as of January 1, 2026	1	51,160,822	$1,662,029	$18,097	$(433,290)	$1,246,836
Exercise of options	-	140,338	1,772	-	-	1,772
Issuance of ordinary shares upon vesting of restricted share units	-	362,312	-	-	-	-
Issuance of ordinary shares under employee share purchase plan	-	212,941	13,146	-	-	13,146
Share-based compensation	-	-	70,933	-	-	70,933
Repurchase of ordinary shares	-	(9,602,294)	(734,971)	-	-	(734,971)
Other comprehensive loss	-	-	-	(11,235)	-	(11,235)
Net income	-	-	-	-	31,494	31,494
Balance as of June 30, 2026 (unaudited)	1	42,274,119	$1,012,909	$6,862	$(401,796)	$617,975

Balance as of January 1, 2025	1	50,773,337	$1,579,074	$3,189	$(552,032)	$1,030,231
Exercise of options	-	415,101	16,134	-	-	16,134
Issuance of ordinary shares upon vesting of restricted share units	-	325,163	-	-	-	-
Issuance of ordinary shares under employee share purchase plan	-	37,861	8,562	-	-	8,562
Share-based compensation	-	-	88,658	-	-	88,658
Other comprehensive income	-	-	-	19,795	-	19,795
Net income	-	-	-	-	28,998	28,998
Balance as of June 30, 2025 (unaudited)	1	51,551,462	$1,692,428	$22,984	$(523,034)	$1,192,378

(*)   As of June 30, 2026, January 1, 2026, and June 30, 2025, accumulated other comprehensive income is comprised of unrealized gains on derivatives of $7,963, $17,747 and $22,823, respectively, and unrealized gains (losses) on marketable securities of ($1,098), $350, and $161, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$31,494	$28,998
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,815	6,625
Share-based compensation	70,501	87,603
Restructuring charges	21,436	-
Amortization of discount and accretion of interest on marketable securities	(1,693)	(95)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,336)	(10,392)
Prepaid expenses and other assets	(47,251)	(26,757)
Deferred taxes	3,848	-
Accounts payable	11,359	6,224
Accrued expenses and other liabilities	22,810	24,098
Deferred revenue	42,058	62,503
Net cash provided by operating activities	160,041	178,807
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,237)	(9,571)
Capitalized software development costs	(1,590)	(1,703)
Acquisition of a business operation	(13,200)	-
Purchase of securities of privately held companies	(6,000)	-
Investment in affiliated company	(4,332)
Purchase of marketable securities	(112,915)	(10,049)
Maturities of marketable securities	55,917	-
Net cash used in investing activities	(88,357)	(21,323)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	15,369	26,501
Repayment of tax advance relating to exercises of share options and RSUs, net	(1,829)	(5,072)
Repurchase of ordinary shares	(734,971)	-
Net cash provided by (used in) financing activities	(721,431)	21,429
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(649,747)	178,913
CASH AND CASH EQUIVALENTS - Beginning of period	1,503,149	1,411,602
CASH AND CASH EQUIVALENTS - End of period	$853,402	$1,590,515
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$-	$-
Capitalized share-based compensation costs	$432	$1,055
Right-of-use asset recognized with corresponding lease liability	$76,354	$27,111
Deferred payment in connection with an acquisition of a business operation	900	-

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS

a.	General:

monday.com Ltd. (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates an artificial intelligence (“AI”) Work Platform that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with other systems and applications across an organization. On top of the platform, the Company has built a product suite to address the needs of specific industries and use cases. By using the Company’s AI Work Platform and products, customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity through AI-powered workflows.

monday.com has ten wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”), incorporated in the United States in 2016, monday.com UK 2020 Ltd., incorporated under the laws of England in 2020, monday.com Pty Ltd., incorporated in Australia in 2020, monday.com Ltda., incorporated in Brazil in 2021, monday.com K.K., incorporated in Japan in 2021, monday.com Sp.z o.o., incorporated in Poland in 2022, monday.com Pte Ltd., incorporated in Singapore in 2022, monday.com SAS, incorporated in France in 2024, monday.com GmbH, incorporated in Germany in 2024, and monday.com, S.A. DE C.V., incorporated in Mexico in 2025. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

b.	Acquisition of OneAI:

On May 11, 2026 (the "Acquisition Date"), the Company acquired substantially all of the assets of One AI Ltd. and OneAI Inc. (collectively, "OneAI") pursuant to an asset purchase agreement (the "Acquisition"). The acquired set of assets and activities was determined to constitute a business as defined under ASC Topic 805, Business Combinations (“ASC 805”), and accordingly the transaction has been accounted for as a business combination. The Acquisition was completed to accelerate the Company's go-to-market timeline for native voice AI capabilities.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

The total consideration transferred was $14,100 (unaudited), paid entirely in cash, comprising (i) $12,600 (unaudited) paid to the seller entity and (ii) $1,500 (unaudited) paid to a departing founder.

The following table summarizes the preliminary allocation of the purchase price to the fair values of the identifiable assets acquired as of the Acquisition Date:

Fair value
(Unaudited)
Acquired technology, net	$3,368
Goodwill	9,851
Deferred tax asset	881
Total consideration	$14,100

The purchase price allocation is preliminary and subject to revision as additional information becomes available during the measurement period (up to one year from the Acquisition Date). Any adjustments identified during the measurement period will be recognized in the period in which they are determined.

Goodwill arising from the Acquisition represents the excess of consideration transferred over the fair value of net identifiable assets acquired. It is attributable primarily to (i) the time-to-market premium — the value of immediately deploying production-ready voice AI capabilities (ii) the assembled workforce with specialized expertise in enterprise voice AI, and (iii) anticipated synergies from integrating native voice capabilities into the Company's AI Work Platform. Goodwill is expected to be deductible for tax purposes over 10 years.

The acquired technology was valued using the replacement cost method, measuring the estimated cost to recreate technology of equivalent utility through internal development, including direct developer compensation costs, associated overhead, and entrepreneurial profit. This approach was selected as the most appropriate measure of value given that the primary driver of the Acquisition was the avoidance of internal build time and recruitment effort rather than the income-generating capacity of the existing product.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

The acquired technology is being amortized on a straight-line basis over its estimated useful life of three years, commencing on the Acquisition Date.

A deferred tax asset of $881 (unaudited) was recognized at the Acquisition Date, representing the excess of the tax basis of the acquired technology over its book basis, measured at the Company’s applicable tax rate.

In connection with the Acquisition, the Company entered into retention-based grants with the continuing founders and key employees of OneAI with an aggregate grant-date fair value of $9,421 (of which $6,050 is in restricted share units (“RSUs”) and $3,371 in cash) (unaudited), vesting over four years subject to continued employment. These arrangements have been excluded from the consideration transferred as they are forfeitable upon termination of employment and represent post-combination compensation expense recognized over the requisite service periods.

Revenue and net income attributable to OneAI from the Acquisition Date through June 30, 2026 (unaudited) were not material to the Company's consolidated results. Pro forma disclosures have been omitted as the transaction is not material to the Company's consolidated financial statements.

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), reflect the application of the significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

a.	Unaudited Interim Condensed Consolidated Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2026, the condensed consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the six months ended June 30, 2026 and June 30, 2025, and the related notes to such condensed consolidated financial statements are unaudited.

These unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with US GAAP.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2026 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2026 and June 30, 2025.

The significant accounting policies referenced in the annual consolidated financial statements of the Company as of December 31, 2025 have been applied consistently in these unaudited condensed consolidated financial statements, except as disclosed in Notes 2c, 2d and 2e below. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying consolidated financial statements, consisting of normal, recurring adjustments, and all intercompany balances and transactions have been eliminated in the consolidation.

The results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026, or any other future interim or annual period. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 13, 2026 (the “Annual Report”).

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on assumptions that management considers to be reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

c.	Business Combinations

The Company accounts for business combinations in accordance with ASC 805. Under ASC 805, the acquisition method of accounting is used for all business combinations. The Company applies the acquisition method regardless of whether the acquired set of assets and activities was transferred through a share purchase or an asset purchase agreement. The Company determines whether an acquired set constitutes a business by assessing whether the set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Under the acquisition method, the identifiable assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. The excess of the total consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included within general and administrative expense in the consolidated statements of operations.

Compensation arrangements entered into in connection with a business combination are evaluated to determine whether they represent consideration transferred to the seller or post-combination compensation expense. Arrangements that are contingent on continued employment and forfeitable upon termination are accounted for as post-combination compensation expense and recognized over the requisite service period.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred taxes arising from business combinations are recognized as part of the acquisition accounting in accordance with ASC 805-740. A deferred tax asset or liability is established for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed. Deferred tax balances are measured using the tax rate expected to apply when the temporary differences reverse. No deferred tax liability is recognized for the excess of the book basis of goodwill over its tax-deductible amount at the date of a business combination where goodwill is not amortizable for book purposes, in accordance with the initial recognition exception under ASC 740-10-25-3(e).

d.	Goodwill

Goodwill represents the excess of the total consideration transferred over the fair value of net identifiable assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually as of December 31 of each fiscal year, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company operates as a single reporting unit.

The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value ("Step 0"). If Step 0 indicates that a quantitative test is required, the Company compares the fair value of the reporting unit to its carrying value. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill. No goodwill impairment has been recognized from the Acquisition Date through June 30, 2026.

e.	Intangible Assets Acquired in Business Combinations

Intangible assets acquired in business combinations are recognized separately from goodwill and are recorded at fair value at the acquisition date. Finite-lived intangible assets, which include acquired technology, are amortized on a straight-line basis over their estimated useful lives.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company determines useful lives based on the period over which the assets are expected to contribute to future cash flows, taking into consideration the expected use of the asset, historical experience, and relevant market information.

Acquired technology is amortized over its estimated useful life of three years (unaudited) and amortization is included within cost of revenue in the consolidated statements of operations. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

f.	Accounting Pronouncements Not Yet Effective

In December 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"), which requires software capitalization to begin when both of the following occur: (1) management has authorized and committed to funding the software project; and (2) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for the first annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The provisions of ASU 2025-06 allow for a prospective, modified, or retrospective transition approach. The Company is currently evaluating the impact the adoption of ASU 2025-06 will have on its consolidated financial statements and related disclosures.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and which transition method it will apply.

NOTE 3:-	REVENUE RECOGNITION

Deferred Revenue and Remaining Performance Obligations

The Company generates revenues from the sale of subscriptions to customers to access its AI Work platform in accordance with ASC 606. The Company recognized $324,860 and $291,230 of revenue during the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited), respectively, that were included in the deferred revenue balances as of January 1, 2026 and 2025, respectively.

As of June 30, 2026 (unaudited), the Company's remaining performance obligations from contracts with customers were $937,274 of which the Company expects to recognize approximately 80% as revenues over the next 12 months and the remainder thereafter.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs are amortized over a period of benefit of three years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and other factors.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	REVENUE RECOGNITION (cont.)

The following table summarizes the activity of deferred contract acquisition costs:

	Six months ended June 30,
	2026	2025
	(Unaudited)
Beginning balance	$85,808	$20,522
Capitalization of deferred contract costs	62,753	34,787
Amortization	(22,034)	(9,090)
Ending balance	$126,527	$46,219

	June 30, 2026	December 31, 2025
	(Unaudited)
Deferred contract costs, current	$54,476	$36,775
Deferred contract costs, noncurrent	72,051	49,033
Total deferred contract costs	$126,527	$85,808

Deferred contract costs, current is presented within prepaid expenses and other current assets in the condensed consolidated balance sheets. Deferred contract costs, noncurrent is presented within other long-term assets in the condensed consolidated balance sheets.

NOTE 4:-	CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

	June 30,	December 31,
	2026	2025
	(Unaudited)
Cash and cash equivalents:
Cash	$207,113	$132,131
U.S. Treasury bills	9,895
Bank deposits	426,704	331,370
Money market funds	209,690	1,039,648
Total cash and cash equivalents	853,402	1,503,149
Marketable securities:
U.S. Treasury bills	219,353	162,308
Total marketable securities	219,353	162,308
Total cash and cash equivalents and marketable securities	$1,072,755	$1,665,457

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES (cont.)

The following is a summary of available-for-sale marketable securities as of June 30, 2026 (unaudited), and December 31, 2025, excluding securities classified within cash and cash equivalents on the consolidated balance sheet:

	June 30, 2026
	(Unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity:
Within one year	$98,208	$-	$(166)	$98,042
After one year through five years	122,391	-	(1,080)	121,311
Total	$220,599	$-	$(1,246)	$219,353

	December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity:
Within one year	$92,048	$141	$(3)	$92,186
After one year through five years	69,862	262	(2)	70,122
Total	$161,910	$403	$(5)	$162,308

As of June 30, 2026 (unaudited) and December 31, 2025, interest receivable on marketable securities amounted to $2,298 and $690, respectively, and are included within marketable securities in the consolidated balance sheets.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2026	2025
	(Unaudited)
Prepaid expenses	$23,177	$21,619
Related parties’ receivable	-	109
Government institutions	10,997	8,760
Derivative instruments	12,024	20,168
Interest receivable	1,593	3,918
Short-term vendor deposits	814	558
Deferred contract costs	54,476	36,775
Other current assets	1,497	1,148
Total prepaid expenses and other current assets	$104,578	$93,055

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	June 30,	December 31,
	2026	2025
	(Unaudited)
Accrued employee compensation and benefits	$127,600	$132,264
Accrued expenses	96,492	76,481
Advances from customers	8,783	5,735
Income and indirect taxes payable	14,970	19,897
Total	$247,845	$234,377

NOTE 7:-	OTHER LONG-TERM ASSETS

	June 30,	December 31,
	2026	2025
	(Unaudited)
Deferred contract costs	$72,051	$49,033
Investment in affiliated company	10,332	6,000
Investment in privately held companies	6,000	-
Other long-term assets	799	784
Total	$89,182	$55,817

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that have been measured at fair value on a recurring basis, as of June 30, 2026 (unaudited), and December 31, 2025, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	As of June 30,			As of December 31,
	2026			2025
	Level 1	Level 2	Total	Level 1	Level 2	Total
	(Unaudited)
Cash equivalents:
Money market funds	$209,690	$-	$209,690	$1,039,648	$-	$1,039,648
U.S. Treasury bills	9,895	-	9,895	-	-	-

Marketable securities:
U.S. Treasury bills	219,353	-	219,353	162,308	-	162,308

Foreign currency derivative contracts:
Foreign exchange contracts	-	12,024	12,024	-	20,168	20,168
Total	$438,938	$12,024	$450,962	$1,201,956	$20,168	$1,222,124

The Company classifies its highly liquid money market funds and marketable securities within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

		June 30,	December 31,
	Balance sheet line item	2026	2025
		(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$12,024	$20,168
		12,024	20,168
Derivatives not designated as hedging instruments:
		-	-
Total		$12,024	$20,168

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income (loss) for the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited) are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Effective- Portion of Derivative, net		Realized gains on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Six months ended June 30		Six months ended June 30		Six months ended June 30
	2026	2025	2026	2025	2026	2025
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	$12,024	$24,004	$21,811	$4,163	$(1,719)	$(182)
Total	$12,024	$24,004	$21,811	$4,163	$(1,719)	$(182)

(*) Classified in operating expenses in the condensed consolidated statements of operations.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	DERIVATIVES AND HEDGING (cont.)

	Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Effective- Portion of Derivative, net		Realized gains on Derivative Reclassified from Accumulated Other Comprehensive Income		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Six months ended June 30		Six months ended June 30		Six months ended June 30
	2026	2025	2026	2025	2026	2025
(Unaudited)
Derivatives not designated as hedging instruments:
Foreign exchange contracts	-	-	-	-	-	-
Total	$-	$-	$-	$-	$-	$-

The notional amounts of the outstanding derivatives are summarized as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$195,769	$188,088
Total	$195,769	$188,088

NOTE 10:-	LEASES

The Company has entered into various non-cancelable operating leases for its offices expiring between fiscal 2026 and 2036. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancelable monthly lease agreements for short-term periods of up to one year.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	LEASES (cont.)

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026 (unaudited):

Amount

The remainder of 2026	$13,181
2027	35,618
2028	42,129
2029	39,998
2030	39,657
Thereafter	110,022
Total undiscounted cash flows	$280,605
Less: Imputed interest	$(43,117)
Present value of lease liabilities	$237,488

During the six months ended June 30, 2026 (unaudited), following the Company's decision to vacate one of its leased office spaces in Israel, the Company reassessed the lease term and determined that the five-years renewal option, previously assessed as reasonably certain to be exercised, is no longer reasonably certain. Accordingly, the Company remeasured the lease liability and right-of-use asset, resulting in a decrease of $16,476 to each, with no significant impact on the consolidated statement of operations. Following the remeasurement, the Company tested the right-of-use asset for impairment under ASC 360 and recognized an impairment charge of $10,678, included as part of the restructuring charges in the consolidated statements of operations. Additionally, the Company derecognized fixed assets and leasehold improvements associated with the leased space in the amount of $10,758. As of June 30, 2026, the remaining lease liability of $18,233, representing the primary lease term obligations, is included in the consolidated balance sheet and in the table above, as the Company had not yet been legally released from its remaining primary lease term obligations.

Supplemental balance sheet information related to leases is as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)
Weighted-average remaining lease term	7.7 years	5.8 years
Weighted-average discount rate	4.14%	4.0%

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS

a.	Goodwill

The following table presents the changes in the carrying amount of goodwill for the six-month period ended June 30, 2026 (unaudited):

Amount
Balance as of January 1, 2026	$-
Acquired through business combination (Note 1)	9,851
Measurement period adjustments	-
Balance as of June 30, 2026	$9,851

Goodwill is not amortized and is tested for impairment annually or when a triggering event occurs. No impairment indicators were identified during the six-month period ended June 30, 2026.

b.	Intangible Assets

The following table presents the components of intangible assets as of June 30, 2026 (unaudited):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life

Acquired technology	$3,368	$(140)	$3,228	3 years
Total intangible assets, net	$3,368	$(140)	$3,228

NOTE 12:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees

As of June 30, 2026 (unaudited) and December 31, 2025, the Company has provided a bank guarantee in the amount of $16,407 and $19,793, respectively, to secure its lease agreements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (cont.)

b.	Indemnifications

The Company enters into standard indemnification provisions in the ordinary course of business, including certain customers, business partners and the Company’s officers and directors.

Pursuant to these provisions, the Company has agreed to indemnify and defend the indemnified party against claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company.

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of June 30, 2026 related to indemnification agreements.

The Company has entered into service-level agreements with some of its enterprise customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime in a certain calendar month. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance. In addition, since the calculation is performed on a monthly basis, for each calendar month, there is no uncertainty at the end of the reporting period. Therefore, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

c.	Legal Contingencies

On March 10, 2026, an individual shareholder filed a putative class action asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, concerning certain of the Company’s forward-looking earnings guidance.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENCIES (cont.)

The case is pending in the U.S. District Court for the Southern District of New York and asserts claims against the Company and certain of its directors and officers. The case is currently in a preliminary stage. The Company believes the claims are without merit and intends to vigorously defend against them.

d.	Other Commitments

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services. Future minimum payments under the Company's other commitments, as of June 30, 2026 (unaudited), are as follows:

Amount
The remainder of 2026	$36,655
2027	28,235
2028	3,966
2029	-
Total contractual obligations	$68,856

The table above excludes amounts associated with the Company’s restructuring plan which was approved subsequent to the balance sheet date. See note 18.

NOTE 13:-	FINANCIAL INCOME, NET

	Six months ended June 30,
	2026	2025
	(Unaudited)
Financial expenses:
Bank charges and other	$836	$278
Exchange rate expense, net	5,817	-
Total financial expenses	6,653	278
Financial income:
Exchange rate income, net	-	556
Interest income on deposits, money market funds and marketable securities	22,654	31,326
Accretion of discount on marketable securities	1,335	145
Total financial income	23,989	32,027
Financial income, net	$17,336	$31,749

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	RELATED PARTIES

There were no material related party transactions during the six months ended June 30, 2026 (unaudited) or June 30, 2025 (unaudited).

NOTE 15:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the board of directors (“the Board”) and in the event of the Company's liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Ordinary shares	42,274,119	51,160,822
Outstanding share options and RSUs	3,755,167	2,653,964
Shares available for future grants under the 2021 plan	11,797,025	10,841,262
Shares available for future grants under the 2024 Foundation plan	12,923	14,498
Shares subject to the employee share purchase plan	835,694	1,048,635
Total	58,674,928	65,719,181

b.	Share-based compensation

Share option activity for the six months ended June 30, 2026 (unaudited) is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value
	(Unaudited)
Outstanding — January 1, 2026 (*)	1,257,067	$70.64	5.17	$111,600
Granted (*)	95,135	$0.01
Exercised	(140,338)	$12.23
Expired and forfeited	(61,544)	$141.80
Outstanding — June 30, 2026	1,150,320	$68.12	5.21	$43,467
Exercisable — June 30, 2026 (*)	979,853	$76.06	4.63	$33,462

(*) Includes 73,074 performance options granted to the Company’s Co-CEOs in 2022, 74,108 in 2023, 22,481 in 2024, 20,217 in 2025, and 66,595 in 2026, as applicable.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (cont.)

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying ordinary shares as of June 30, 2026 and January 1, 2026. The intrinsic value of options exercised in the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited) was approximately $12,171 and $109,427, respectively. The weighted-average grant-date fair value of options granted during the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited) was $73.57 and $252.64, respectively.

The following table summarizes the activity for the Company's RSUs for the six months ended June 30, 2026 (unaudited):

	Number of Units	Weighted-Average Fair Value
	(Unaudited)
Balance at January 1, 2026 (*)	1,396,897	$221.68
Granted (*)	1,783,617	$75.47
Vested	(362,312)	$178.92
Canceled	(213,355)	$199.23
Balance at June 30, 2026 (*)	2,604,847	$129.35

(*) Includes 22,928 performance shares granted to the Company’s Co-CEOs in 2023, 48,129, 62,211 and 258,656 performance shares granted to the Company’s Co-CEOs and several executives in 2024, 2025 and 2026, respectively.

As of June 30, 2026 (unaudited) and June 30, 2025 (unaudited) there was $194,798 and $230,702 of total unrecognized compensation cost related to unvested RSUs, respectively, which is expected to be recognized over a weighted-average period of 1.82 and 1.89 years, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation expense for the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited), is as follows:

	Six months ended June 30,
	2026	2025
	(Unaudited)
Cost of revenue	$3,311	$3,406
Research and development	29,911	43,347
Sales and marketing	20,172	19,205
General and administrative	17,107	21,645
Share-based compensation, net of amounts capitalized	$70,501	$87,603
Capitalized share-based compensation expense	432	1,055
Total share-based compensation	$70,933	$88,658

As of June 30, 2026 (unaudited) and June 30, 2025 (unaudited), unamortized share-based compensation expense was $204,008 and $241,268, respectively, which is expected to be recognized over weighted-average periods of 1.82 and 1.88 years, respectively.

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Six months ended June 30,
	2026	2025
	(Unaudited)
Risk-free interest rate	3.89%-4.02%	3.74%-4.10%
Expected dividend yield	0%	0%
Expected term (in years)	5.5-7	2-7
Expected volatility	62.83%	57.02%-59.32%

c.	Employee Share Purchase Plan

During the six months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited) employees purchased 212,941 and 37,861 ordinary shares, respectively, under the monday.com Ltd. 2021 Employee Share Purchase Plan (the “ESPP”) at average prices of $61.74 and $226.01 per share, respectively. The ESPP is compensatory and, as such, results in recognition of compensation cost.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (cont.)

d.	Share Repurchases

In September 2025, the Company’s Board authorized a share repurchase program of the Company’s ordinary shares in an aggregate amount of up to $870,000 and with no expiration date. The repurchases commenced in November 2025.

During the six months ended June 30, 2026, the Company repurchased and subsequently retired 9,602,294 shares for an aggregate amount of $734,971 under its existing share repurchase program. The repurchases were executed in open market transactions. As of June 30, 2026, the program has been fully utilized, and no shares are available for future share repurchases under the program.

NOTE 16:-	EARNINGS PER SHARE

The following table presents the calculation of basic and diluted net income per share:

	Six months ended June 30,
	2026	2025
Numerator:	(Unaudited)
Net income attributable to ordinary shareholders, basic and diluted	$31,494	$28,998
Denominator:
Weighted-average ordinary shares outstanding, basic	45,898,551	51,196,507
Dilutive effect
Employee stock options, RSUs and PSUs	853,848	1,953,054
Weighted-average ordinary shares outstanding, diluted	46,752,399	53,149,561
Net income per share attributable to ordinary shareholders, basic	$0.69	$0.57
Net income per share attributable to ordinary shareholders, diluted	$0.67	$0.55

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EARNINGS PER SHARE (cont.)

The potential ordinary shares that were excluded from the computation of diluted net income per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2026	2025
	(Unaudited)

Options	447,067	-
RSUs	710,045	29,176
Total	1,157,112	29,176

NOTE 17:-	SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”) uses consolidated net income to monitor period-over-period results and decides where to allocate and invest additional resources within the business to continue growth.

The following is a summary of the significant expense categories and consolidated net income details provided to the CODM:

	Six months ended June 30,
	2026	2025

Total revenues	$715,886	$581,264
Share-based compensation	(70,501)	(87,603)
Tax benefit (expense) related to share-based compensation	1,791	(78)
Restructuring charges	(21,436)	-
Other segment items (*)	(594,246)	(464,585)
Net income	$31,494	$28,998

(*) Other segment expense items included within net income include payroll, financial income, net, advertising and marketing activities, overhead and depreciation, travel and entertainment, income taxes, information technology and communication, sales commissions and other miscellaneous expenses.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SEGMENT REPORTING (cont.)

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,
	2026	2025
	(Unaudited)
United States	$356,872	$293,324
EMEA (*)	152,620	124,902
United Kingdom	82,053	62,300
Rest of the world	124,341	100,738
Total	$715,886	$581,264

(*) excluding the United Kingdom.

Long-lived assets, acquired technology and operating lease right-of-use assets by geographical areas were as follows:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Israel	$86,895	$89,123
United States	118,565	59,618
United Kingdom	46,399	49,548
Rest of the world	4,533	4,748
Total	$256,392	$203,037

NOTE 18:-	SUBSEQUENT EVENTS

a.
On July 1, 2026, the Company's Board approved the cancellation of 10,875,000 unissued ordinary shares previously reserved under the 2021 share incentive plan. The cancellation has no effect on any outstanding equity awards.

b.
On July 22, 2026, the Company announced a restructuring plan (the "2026 Restructuring Plan") designed to align its organizational structure with its strategic focus on the AI Work Platform, support a leaner operating model, and accelerate investment in its AI-driven growth strategy.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SUBSEQUENT EVENTS (cont.)

Workforce Reduction

The 2026 Restructuring Plan includes a reduction of approximately 20% of the Company's current workforce, a majority of which is not in customer-facing roles. On July 22, 2026, affected employees were notified of their termination. As the notifications occurred subsequent to the balance sheet date, no severance costs have been recognized as of June 30, 2026.

Facility Exit — Israel Office

During the second quarter of 2026, prior to and independent of the Board's subsequent approval of the 2026 Restructuring Plan, the Company recognized restructuring charges of $21,436 in the six months ended June 30, 2026 (unaudited), related to the exit of office space in Israel originally secured to support planned workforce expansion.

These charges consist of impairment of operating lease right-of-use assets (amounting to $10,678) and an impairment of leasehold improvements, and other fixed assets (amounting to $10,758). See also Note 10.

The Company expects the 2026 Restructuring Plan to be substantially complete by the end of 2026.

c.
On August 5, 2026, the Company donated 196,829 ordinary shares to the monday.com Foundation. The contribution will be recognized as a non-cash general and administrative expense on the contribution date at the fair value of the shares on that date in an estimated amount of $18,000. This donation is made pursuant to the Company’s intention disclosed since its initial public offering, to contribute up to 10% of its equity to the monday.com Foundation over a ten-year period.

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